UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Savings Plus Plan,

Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2008 and 2007, and for the year ended December 31, 2008, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 24, 2009

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007
Assets:
Investments, at fair value	$177,547,703	$247,742,577
Participant loans	3,213,790	2,519,815

Assets held for investment purposes	180,761,493	250,262,392
Employer contribution receivable	275,985	234,949
Dividend receivable	56,273	1,991,505

Total assets	181,093,751	252,488,846
Liabilities:
Other liabilities	3,041	14,379

Net assets available for benefits, at fair value	181,090,710	252,474,467
Adjustment from fair value to contract value for pooled separate account	3,188,382	—

Net assets available for benefits	$184,279,092	$252,474,467

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2008

Reduction in net assets attributed to:
Investment income:
Dividends and interest	$5,884,804
Net realized and unrealized depreciation in fair value of investments	(88,437,622)

(82,552,818)

Contributions:
Participants’	17,660,138
Employer’s	5,631,058

23,291,196

Total reductions	(59,261,622)

Deductions from net assets attributed to:
Withdrawals and distributions	8,855,184
Administrative expenses	78,569

Total deductions	8,933,753

Net decrease in net assets	(68,195,375)
Net assets available for benefits:
Beginning of year	252,474,467

End of year	$184,279,092

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information about the Plan in the form existing on December 31, 2008. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration — The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. As of December 31, 2008, MG Trust Company, L.L.C. (MG Trust) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition — As of December 31, 2008, investments of the Plan were held by MG Trust and were invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the Metlife Stable Value Account, a fully-benefit responsive pooled separate account, as an investment.

The statement of net assets available for benefits presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes — The Plan, in the form existing on December 31, 2008, was amended since receiving its favorable determination letter dated January 21, 2004. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and the trust, which forms a part of the Plan, is intended to be exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of individual participant’s contributions in Company common stock is limited to not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2008 and 2007 was as follows:

	2008	2007
Number of shares	318,623	150,323
Fair value	$6,780,297	$6,498,584

Certain Plan investments are managed by MG Trust, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — As of December 31, 2008, participants could elect to contribute from 2% to 75% of their Eligible Compensation, as defined by the Plan, per payroll period not to exceed the amount allowable under income tax regulations. Participants who elected to contribute a portion of their eligible compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. Contributions withheld were invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participants’ direction and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2008, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation on a per payroll period basis. If a participant, who is active at the end of the year, made the maximum contribution allowed by law ($15,500 during 2008) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution was made for the year ended December 31, 2008.

Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any).

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account, in installments over a period of years, or, as of December 31, 2008, over a term certain under a non-transferable annuity contract. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2008 carry interest rates ranging from 5.0% to 10.5%.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the Metlife Stable Value Account (a pooled separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2008. At December 31, 2007, the fair value of the Metlife Stable Value Account closely approximated its contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of mutual funds are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Lam Research Corporation’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximated fair value.

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“Statement 157”) and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds	$116,363,389	$—	$—	$116,363,389
Metlife Stable Value Account	—	41,883,238	—	41,883,238
Money market funds	12,520,779	—	—	12,520,779
Common stock	6,780,297	—	—	6,780,297
Participant loans	—	—	3,213,790	3,213,790

	$135,664,465	$41,883,238	$3,213,790	$180,761,493

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2008. The fair value of the Metlife Stable Value Account is based on the net asset value of units held by the Plan at year end.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$2,519,815
Issuances, repayments and settlements, net	693,975

Balance as of December 31, 2008	$3,213,790

NOTE 5 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2008		2007
Metlife Stable Value Account	$41,883,238		$34,209,957
MFS Value Fund Class I	22,436,007		—
Vanguard Institutional Index Fund	18,575,348		28,467,456
Dodge and Cox International Stock Fund	16,218,916		30,696,168
Franklin Small-Mid Cap Growth Adv	13,178,534		—
American Funds Amcap R5	12,893,109		—
Lam Research Balanced Managed Account	12,034,124	*	17,978,600	*
Fidelity Advisor Value Strategies I	10,079,968		—
Fidelity Advisor Value Strategies	—		21,168,604
MFS Value Fund	—		33,312,109
Franklin Small Mid Cap Growth Fund	—		23,335,072
American Funds Amcap Fund	—		20,594,293
Other Funds individually less than 5% of net assets	33,462,249		40,500,133

Assets held for investment purposes	$180,761,493		$250,262,392

*	The Renaissance Investment Management, Inc. Balanced Investment Option Fund (Lam Research Balanced Managed Account) is a unitized fund which consists of a number of investments managed by the investment manager specifically for the Plan as of December 31, 2008 and 2007. As of December 31, 2008 the entire balance in this fund consisted of amounts in money market funds. As of December 31, 2007 the balance consisted of a number of investments managed by the investment manager specifically for the Plan, none of which individually account for more than 5% of net assets.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31, 2008:

Mutual funds	$(79,770,376)
Common stock	(10,723,737)
Pooled separate accounts	1,825,995
Bonds	230,496

$(88,437,622)

NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements	$184,279,092
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,188,382)

Net assets available for benefits per the Form 5500	$181,090,710

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

	Amount per the financial statements	Adjustment	Amount per the Form 5500
Net investment loss	($88,437,622)	($3,188,382)	($91,626,004)

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

NOTE 8 — SUBSEQUENT EVENT

Effective March 2, 2009 Fidelity Management Trust Company has acted as the trustee and custodian of the Plan.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Metlife Stable Value Account	Fixed Income Fund	$41,883,238
	MFS Value Fund Class I	Mutual Fund	22,436,007
	Vanguard Institutional Index Fund	Mutual Fund	18,575,348
	Dodge and Cox International Stock Fund	Mutual Fund	16,218,916
	Franklin Small-Mid Cap Growth Adv	Mutual Fund	13,178,534
	American Funds Amcap R5	Mutual Fund	12,893,109
	Fidelity Advisor Value Strategies I	Mutual Fund	10,079,968
	TCW Galileo Select Equities Fund	Mutual Fund	6,571,886
	Fidelity Advisor Balanced I	Mutual Fund	7,166,982
	Fidelity Advisor Intermediate Bond I	Mutual Fund	4,964,837
	Nuveen Tradewinds Value Opportunities I	Mutual Fund	4,277,802
	Lam Research Balanced Managed Account: **
	MG Trust Managed Account	Money Market	12,034,124
*	Lam Research Unitized Stock Fund:
*	Lam Research Corporation Common Stock	Company Stock	6,780,297
*	MG Trust United NOW Account	Money Market	483,613
*	Cash and cash equivalents	Money Market	3,042
*	Participant loans	Interest rates ranging from 5.0% to 10.5%	3,213,790

			$180,761,493

*	Party-in-interest

**	This fund is a unitized fund which consists of a number of investments managed specifically for the Plan, which are listed individually on this Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lam Research Corporation Registrant

Date: June 24, 2009	By:	/s/ Roch Leblanc
Roch Leblanc
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm